July 2, 2015

FILED VIA EDGAR AND UPS

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC  20549

Attention:  Cecilia Blye

Chief, Office of Global Security Risk

Re:                             Avery Dennison Corporation
Form 10-K for Fiscal Year Ended January 3, 2015
Filed February 25, 2015
File No. 1-7685

Ladies and Gentlemen:

Avery Dennison Corporation (the “Company”) acknowledges receipt of the June 24, 2015 comment letter (the “Comment Letter”) from the Office of Global Security Risk of the Securities and Exchange Commission to Mitchell R. Butier, the Company’s President and Chief Operating Officer.  The Company requests a small extension of time to respond.  The Company intends to file its response via EDGAR on or before Monday, July 20, 2015.

If you have any questions or concerns, please do not hesitate to contact the undersigned at (626) 304-2000.

Sincerely,

/s/ Anne L. Bramman

Anne L. Bramman
Senior Vice President and
Chief Financial Officer